March 26, 2020

Antonio Pietri
President and Chief Executive Officer
Aspen Technology Inc.
20 Crosby Drive
Bedford, MA 01730

       Re: Aspen Technology Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 10, 2019
           File No. 001-34630

Dear Mr. Pietri:

        We have reviewed your March 13, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 2, 2020 letter.

Form 10-K for the Fiscal Year Ended June 30, 2019

Note 19. Quarterly Financial Data (Unaudited)
Restatement of the Fiscal 2019 Unaudited Quarterly Financial Statements, page
F-38

1. Refer to your response to comment 2. Regarding the question of why the errors in the balance sheet amounts do not result in a corresponding income statement error, you said the "revenue amounts impact only the transition adjustment recorded to retained earnings upon Topic 606 adoption and were not presented in the Company's statements of operations under Topic 605." This response did not address the Company's historic results of operations "as adjusted" for the adoption of Topic 606. In this regard we note "the errors in the balance sheet amounts are the result of the overstatement of retrospectively restated revenue balances under Topic 606 for historical pre-transition-date periods."
       Please explain to us why the errors do not impact the Company's results of operations for
 Antonio Pietri
Aspen Technology Inc.
March 26, 2020
Page 2
         the interim periods ended September 30, 2017, December 31, 2017, and March 31, 2018
         and the annual periods ended June 30, 2018 and June 30, 2017, reported on an "as adjusted" basis to reflect the retrospective impact of the adoption of Topic 606. If they do in fact affect these reported results of operations, please explain to us why it is not necessary and appropriate for you to correct this information.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameAntonio Pietri                               Sincerely,
Comapany NameAspen Technology Inc.
                                                               Division of
Corporation Finance
March 26, 2020 Page 2                                          Office of
Technology
FirstName LastName